PROSPECTUS                                    Filed pursuant to Rule 424(b)(1)
                                              under the Securities Act of 1933,
                                              as amended (Registration Statement
                                              No. 333-95609)



                                12,145,151 SHARES

                                 ECHOCATH, INC.
                                  P.O. BOX 7224
                           PRINCETON, NEW JERSEY 08543
                                 (609) 987-8400

                              CLASS A COMMON STOCK

     The shareholders of EchoCath, Inc. as described under the caption "SELLING SHAREHOLDERS" on page 13 of this prospectus are offering and selling up to 12,145,151 shares of EchoCath Class A Common Stock (the "Shares") under this prospectus. The shares of Class A Common Stock being offered include: (i) 7,206,500 shares which may be issued upon the conversion of $2,525,000 principal amount convertible promissory notes, plus accrued interest through November 1, 2000 and (ii) 4,938,651 shares which may be issued upon the exercise of certain outstanding warrants (the "Warrants"). The Convertible Notes and the Warrants were previously issued by us in private placement transactions. See "SELLING SHAREHOLDERS." We will not receive any part of the proceeds from the sale of the Shares.

     YOU SHOULD CAREFULLY REVIEW "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF THINGS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR CLASS A COMMON STOCK.

     NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     Our Class A Common Stock is included on the NASD OTC Bulletin Board under the symbol "ECHTA."


                The date of this Prospectus is February 29, 2000

                                 ECHOCATH, INC.



                                TABLE OF CONTENTS
                                -----------------

                                                                            Page
                                                                            ----

Risk Factors..............................................................   3

Where You Can Find More Information.......................................   11

Use of Proceeds...........................................................   13

Selling Shareholders......................................................   13

Plan of Distribution......................................................   17

Legal Matters.............................................................   18

Experts...................................................................   18

Indemnification of Directors and Officers.................................   19

                                  RISK FACTORS

     SOME INFORMATION CONTAINED IN THIS PROSPECTUS MAY CONTAIN "FORWARD-LOOKING STATEMENTS." SUCH STATEMENTS CAN BE IDENTIFIED BY THE USE OF WORDS SUCH AS "BELIEVE," "ANTICIPATE," AND "EXPECT." THESE STATEMENTS DISCUSS FUTURE EXPECTATIONS, CONTAIN PROJECTIONS OR STATE OTHER "FORWARD-LOOKING INFORMATION." THE FACTORS DISCUSSED BELOW COULD CAUSE ACTUAL RESULTS AND DEVELOPMENTS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED IN OR IMPLIED BY SUCH STATEMENTS. YOU SHOULD CONSIDER CAREFULLY THESE RISK FACTORS TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS BEFORE YOU DECIDE TO PURCHASE SHARES OF OUR CLASS A COMMON STOCK.

WE HAVE A LIMITED COMMERCIAL OPERATING HISTORY

     We have a limited operating history. You should consider our business and prospects in light of the risks and uncertainties encountered by technology companies in evaluating whether to invest in our Class A Common Stock. There are many reasons why we may not be successful in implementing our strategy, including:

        o  any inability to complete the design and manufacture of our products;

        o  any inability to achieve market acceptance of our products;

        o our reliance on third party manufacturing for certain components of our products;

        o  our need to expand distribution networks;

        o  any inability to respond effectively to competitive pressures;

        o  any loss of key personnel; and

        o  any failure to comply with governmental regulations.

WE HAVE INCURRED LOSSES AND EXPECT FUTURE LOSSES

     We have incurred net losses since we started operations. As of November 30, 1999, we had incurred a cumulative net loss of approximately $18.9 million. In addition, at November 30, 1999, we had a working capital deficit of approximately $701,000 and a shareholders' deficit of approximately $2.2 million. We expect to conduct significant additional research, development and testing activities and to incur substantial additional expenses in establishing a marketing and distribution presence and other general administrative expenses. As a result, we expect to continue to experience operating losses for the foreseeable future.

     We will need to generate significant revenues in the future before we will be able to achieve and maintain profitability. Our business strategies may not be successful and we may not be profitable in any future period. If we do become profitable, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis.

WE WILL  REQUIRE ADDITIONAL FUNDING  TO SATISFY OUR  FUTURE CAPITAL  EXPENDITURE
NEEDS

     Our future revenues may not be sufficient to support the expenses of our operations and the expansion of our business. We may therefore need additional equity or debt capital to finance our operations as we develop our products and expand our sales capabilities. We will need to continue to obtain external sources of financing, including public equity or debt offerings, private placements of equity or debt and collaborative or other arrangements with corporate partners. However, we have no binding commitments from any third parties to provide funds to us and, as a result, financing may not be available when needed or may not be available on acceptable terms. If we are unable to obtain financing, we may be required to delay, reduce or eliminate some or all of our research and development and/or sales and marketing efforts.

ABILITY TO FUNCTION AS A GOING CONCERN

     The report of our auditors covering the August 31, 1999 financial statements contains an explanatory paragraph that states that our recurring losses from operations, net capital deficiency and negative working capital raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

PHYSICIANS AND OTHER HEALTHCARE PROVIDERS MAY NOT PURCHASE OUR PRODUCTS

     We have not sold a significant quantity of our products commercially. The market for our products is new and untested and we do not know if physicians or other healthcare providers will accept our products or purchase them when available. The commercial success of our products will depend upon the acceptance of our products by the medical community as safe, useful and cost-effective. Use of our products will require training for physicians who currently do not use ultrasound measuring instruments. The time required to complete such training may be substantial and could result in a delay or a decrease in market acceptance.

     Physicians and other healthcare providers will not purchase our products unless they determine that it is preferable to other means of obtaining certain blood flow information and that the benefits to the patient and physician outweigh the costs of purchasing our products. As a result, we may be required to expend substantial additional funds and time in order to demonstrate the safety, efficacy and reliability of our products to potential customers.

RELIANCE ON EXCLUSIVE MARKETING AND DISTRIBUTION ARRANGEMENTS

     We have given certain companies exclusive marketing and distribution rights for some of our technologies in certain territories. These agreements restrict us from distributing the technologies and products covered by the agreements. These restrictions may limit our ability to collaborate with other parties on terms more favorable to us. In addition, the amount of resources and the time that any of these companies devote toward marketing our products is not within our control. We cannot be certain that future marketing partners will devote sufficient resources to our products and technologies or that they will not pursue competitive products on their own or in collaboration with others. To date, we have not received any royalty payments from any licensing agreement.

THE MARKET FOR FLOW EVALUATION PRODUCTS IS HIGHLY COMPETITIVE

     The existing market for flow evaluation products is intensely competitive and such competition is expected to increase. Some of our proposed products are expected to compete against other types of ultrasound systems (such as duplex Doppler, transit-time, or Doppler-wire systems) as well as non-ultrasound systems, for example using contrast agents with X-ray or MRI imaging products. New manufacturers of innovative devices could also enter the market with competitive products. In addition, many of our competitors are engaged in research and development of new devices that may address the same clinical applications as our products. Academic institutions, hospitals, governmental agencies and other public and private research organizations are also conducting research and development and seeking patent protection for competing products or technologies. We expect competition to increase as potential and existing competitors begin to enter the market and/or modify their existing products to compete directly with our products. Our primary competitors may have better name recognition, significantly greater financial and technological resources and existing relationships with some of our potential customers. Our competitors may be able to use their existing relationships to discourage customers from purchasing our products. In addition, our competitors may be able to devote greater resources to the development, promotion and sale of new or existing products, thereby allowing them to respond more quickly to new or emerging technologies and changes in customer requirements. Our success will depend, in part, on the degree of clinical acceptance of our new technique as opposed to competing technologies and on the acceptance of our products for flow evaluation applications.

WE HAVE LIMITED MANUFACTURING AND ASSEMBLY EXPERIENCE

     We have limited manufacturing and assembly experience and have not yet manufactured any of our products in significant quantity. We cannot be certain that we will be able to establish commercial scale manufacturing operations. If we are unable to establish sufficient manufacturing operations, we will need to retain third parties for the manufacturing and assembly of our products. We cannot be certain that such third parties will deliver our products in a timely manner and on a competitive basis. In addition, we are dependent upon third-party subcontractors to manufacture and deliver certain components of our products. We may not be able to compete effectively if there is any interruption in the supply of such components.

WE HAVE LIMITED MARKETING AND SALES EXPERIENCE

     We are in the process of developing a sales and distribution network to sell our products domestically and internationally. Our future revenue growth will depend in large part on our success in maintaining and expanding this network. We will depend on these distributors to help promote market acceptance and demand for our products. However, some of these distributors may be in the business of distributing competing medical products. As a result, our products may not receive the resources and support required within this network to meet our sales objectives.

     We intend to manage our third-party distribution network with an in-house marketing staff. This staff will need a high level of technical expertise and knowledge regarding the capabilities and use of our products and ultrasound imaging products in general. We face intense competition for qualified marketing personnel and may be unable to attract and retain such personnel, which would adversely affect our ability to expand and maintain our third-party distribution network.

     If we fail to maintain or expand our third-party distribution network, we will need to develop our own distribution capabilities, which would be expensive and time-consuming. We may be unable to develop our own distribution capabilities in a timely manner, if at all, which would have an adverse effect on our ability to sell our products.

WE FACE RISKS FROM ESTABLISHMENT OF OUR INTERNATIONAL OPERATIONS

     Our current business strategy depends on our ability to establish international markets for our products. We will need to devote significant management attention and financial resources to obtain any necessary foreign governmental approvals. International sales are subject to inherent risks, including:

        o  the imposition of governmental controls;
        o  fluctuations in foreign currency exchange rates;
        o the burdens of complying with a wide variety of foreign laws and regulations;
        o  export license requirements;
        o  political and economic instability;
        o  tariffs and other trade barriers;  and
        o potential foreign tax consequences, including restrictions on the repatriation of earnings.

OUR PRODUCTS MAY BECOME OBSOLETE

     Our competitors may develop and market products that render our products obsolete or non-competitive. In addition, although our products may have price and/or performance advantages over competing medical equipment, such as Doppler and transit-time ultrasound, any price or performance advantages may not continue. For example, our products could become obsolete or unmarketable if other products utilizing new technologies are introduced or new industry standards emerge. As a result, the life cycles of our products are difficult to estimate. To be successful, we will need to continually enhance our products and to design, develop and market new products that successfully respond to any competitive developments.

WE DEPEND ON KEY EMPLOYEES

     Our future performance will depend largely on a limited number of key personnel, particularly Frank A. DeBernardis, our Chief Executive Officer and President, and David Vilkomerson, Ph.D., our Executive Vice President. The loss of any of these individuals or a reduction in the time devoted by them to our business could adversely effect our business. Our future success will also depend in part upon our ability to attract and retain highly qualified personnel. We face competition from other companies, academic institutions, government entities and other organizations, many of which have significantly greater resources than we do. We may not be able to attract and retain the necessary personnel on acceptable terms, if at all.

WE MAY BE UNABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS

     We consider patent protection of our technologies to be critical to our business prospects. We have received twelve patents in the United States and have filed corresponding patent applications in Europe and Japan. We intend to file other patent applications on inventions developed in the course of research and development efforts and we are in the process of applying for foreign patent approvals for all of our current technologies.

     We cannot be sure that our pending patent applications will be issued. In addition, our issued patents or pending applications may be challenged or circumvented by our competitors. Policing unauthorized use of our intellectual property will be difficult, and we cannot be certain that we will be able to prevent misappropriation of our technology, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States.

     Our success and ability to compete depend on our internally developed technology. We protect our proprietary technology through a combination of patent, copyright, trade secret and trademark law. We also enter into confidentiality or license agreements with our employees, consultants and corporate partners and generally control access to, and the distribution of, our product designs, documentation and other proprietary information, as well as the designs, documentation and other information we may license. Despite our efforts to protect these proprietary rights, unauthorized parties may copy, develop independently or otherwise obtain and use our products or technology.

OUR PRODUCTS MAY INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS

     Many of our competitors have filed, or may file, patent applications. Our competitors may claim our technology or products infringe upon the technology covered by these applications. Any such claims, with or without merit, could:

        o  be time-consuming to defend;
        o  result in costly litigation;
        o  divert management's  attention and resources;
        o  cause product shipment delays; or
        o  require us to enter into royalty or licensing agreements.

     Any required royalty or licensing agreements may not be available to us on acceptable terms, if at all. If a third party makes a successful claim of patent infringement against us, we may be unable to license the infringed or similar technology on acceptable terms, if at all. In addition, we could be prevented from manufacturing or selling some or all of our products and/or be liable to a third-party patent holder.

WE ARE SUBJECT TO SUBSTANTIAL GOVERNMENTAL REGULATION

     All of our planned products and manufacturing activities are subject to extensive regulation by a number of governmental agencies, including the U.S. Food and Drug Administration and comparable international agencies. In the United States and certain other countries, the process of obtaining and maintaining regulatory approvals is lengthy, expensive and uncertain. These agencies regulate, among other things, the research and development, testing, labeling, manufacturing, registration, notification, clearance or approval, marketing, distribution, record keeping and reporting requirements for our products. Although we have received clearance to market certain of our products, we cannot be certain that any of our other products will obtain the required regulatory clearance or approval or that we will be able to comply with any additional regulatory requirements. We are also subject to other federal, state and local laws, regulations and recommendations relating to laboratory and manufacturing practices as well as Medicare, Medicaid and anti-kickback laws. Failure to comply with the applicable regulatory requirements can result in:

        o  civil penalties;
        o  the recall, injunction or seizure of products;
        o  an inability to import products into the United States;
        o  the  refusal by the  government to approve or  clear product approval
           applications  or  to  allow  us  to  enter  into  government   supply
           contracts;
        o  the withdrawal of previously approved product applications; and
        o  criminal prosecution.

THERE MAY BE LIMITATIONS ON THIRD-PARTY REIMBURSEMENT

     In the United States, we believe that our products will be purchased primarily by medical institutions and physicians that will then bill various third-party payers for the health care services provided to their patients. These third party payers include Medicare, Medicaid and private insurance plans. These payers may deny reimbursement if they determine that the device used in a treatment was unnecessary, inappropriate, experimental, used for a non-approved indication or not cost-effective. In addition, these payers are increasing their level of scrutiny on reimbursement for new medical technologies. Furthermore, Congress is considering several health care reform proposals that could significantly affect the availability of reimbursement for medical products and services. A change in the reimbursement policies of these third-party payers may adversely affect our ability to sell our products on a profitable basis.

OUR BUSINESS PRACTICE COULD BE AFFECTED BY ANTI-KICKBACK LAW

     The Medicare and Medicaid laws contain anti-kickback provisions which prohibit financial relationships designed to induce the purchase of reimbursable items or services, or patient referrals. Some states have similar laws. Sanctions under these laws include:

        o  civil money penalties;

        o  license suspension or revocation;

        o  exclusion of certain providers (but not manufacturers); and

        o  criminal fines or imprisonment.

The wide scope of these laws could lead to the challenge of some of the Company's business practices.

WE MAY FACE PRODUCT LIABILITY AND WARRANTY CLAIMS

     We face the risk of product liability or warranty claims because we sell medical devices. For example, a patient may claim that the failure of our product resulted in a misdiagnosis. The medical instrument industry in general has been subject to significant medical malpractice litigation. We may incur significant expense and liability in the event of such litigation.

Although we maintain product liability insurance, we cannot be sure that this coverage is adequate or that it will continue to be available on acceptable terms, if at all. In addition, such insurance coverage is expensive and is subject to various exclusions. We cannot be certain that our business partners will agree to or be able to obtain or maintain adequate insurance to cover our liability for any product liability claims. A product liability claim or judgment in excess of our insurance coverage could adversely affect our business.

     We also may face warranty exposure, which could adversely affect our operating results. We anticipate that our products will carry a ninety-day warranty against defects in materials and workmanship. We will be responsible for all claims, actions, damages, liens, liabilities, costs and expenses for all product recalls, returns and defects attributable to manufacturing. We intend to establish reserves for the liability associated with product warranties. However, any unforeseen warranty exposure could adversely affect our business.

OUR  RESEARCH  AND  DEVELOPMENT  MAY  INVOLVE  THE  CONTROLLED USE OF  HAZARDOUS
MATERIALS

     Our research and development may involve the controlled use of hazardous materials and chemicals. Although we believe that our safety procedures for handling and disposing of such materials comply with applicable federal, state and local regulations, we are unable to completely eliminate the risk of accidental contamination or injury from these materials. We could be held liable for damages that exceed our resources if such an accident occurs. In addition, we may incur substantial costs to comply with environmental regulations if we develop a manufacturing capacity. We cannot be certain that current or future environmental laws will not adversely affect our operating results.

CHARGE TO INCOME IN THE EVENT OF RELEASE OF RESTRICTIONS ON SHARES

     We issued certain shares in our initial public offering which are subject to forfeiture if certain financial targets are not met by us. If the forfeiture restrictions are released, we will recognize compensation expense on our financial statements in an amount equal to the value of the shares at the time such restrictions lapse. These charges to earnings could be substantial and could increase our loss or reduce or eliminate our earnings, if any, at such time. In addition, these charges might have a depressive effect on the market price of our stock.

OUR RESTATED CERTIFICATE OF INCORPORATION, OUR BYLAWS AND NEW JERSEY LAW CONTAIN PROVISIONS THAT COULD DISCOURAGE A TAKEOVER

     There are provisions in our Restated Certificate of Incorporation, our By-Laws and New Jersey's Business Corporation Act that make it more difficult for a third party to acquire control of EchoCath, even if doing so would be beneficial to our shareholders. Our Restated Certificate of Incorporation allows us to issue up to 5,000,000 shares of preferred stock without shareholder approval. The terms of any series of preferred stock could adversely affect the rights of holders of Class A Common Stock. In February 1997, we sold 280,000 shares of Series B Cumulative Convertible Preferred Stock to EP MedSystems that contains certain priority claims to assets and dividends and special voting rights.

NO DIVIDENDS ANTICIPATED

     We have never paid dividends on our Common Stock and we do not anticipate paying dividends on our Common Stock in the foreseeable future. If a dividend on our Common Stock is declared by our Board of Directors, the Board of Directors must simultaneously declare a dividend on the Series B Cumulative Convertible Preferred Stock. In addition, holders of Series B Cumulative Convertible Preferred Stock are entitled to dividends equal to $0.0675 per share per quarter to the extent we have earnings and funds legally available to pay such dividends. To the extent we do not have earnings or if funds are not legally available to pay such dividends, such funds will be accrued as a liability on our financial statements and be cumulative for the benefit of such shareholders.

DELISTING FROM THE NASDAQ SMALLCAP MARKETSM

     Effective November 16, 1998, our securities were delisted from The Nasdaq SmallCap MarketSM (the "Nasdaq-SCM") and are now listed on the NASD OTC Bulletin Board. Because we have been delisted from the Nasdaq-SCM, trading in our securities must be conducted in the over-the-counter market. As a result, you will find it more difficult to dispose of, and to obtain accurate price quotations on our securities.

     In addition, trading in the Class A Common Stock is now subject to certain securities law restrictions requiring broker/dealers who recommend low-priced securities to persons (with certain exceptions) to satisfy special sales practice requirements, including making an individualized written suitability determination for the purchaser and receive the purchaser's written consent prior to the transaction. The securities laws also require additional disclosure in connection with any trades involving low-priced stocks (subject to certain exceptions), including the delivery, prior to any transaction, of a disclosure schedule explaining the market for such stocks and the associated risks. These requirements could severely limit the market liquidity of our securities and your ability to sell the securities in the secondary market.

                       WHERE YOU CAN FIND MORE INFORMATION

     EchoCath files annual, quarterly and special reports, as well as proxy statements and other information with the SEC. You may read and copy any document EchoCath files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at its Regional Offices in New York, New York or Chicago, Illinois. You may obtain further information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. EchoCath's SEC filings are also available to the public over the Internet at the SEC's website at http://www.sec.gov which contains reports, proxy statements and other information regarding registrants like EchoCath that file electronically with the SEC.

     This prospectus is part of a registration statement on Form S-3 filed by EchoCath with the SEC under the Securities Act. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits filed with the SEC. You may refer to the registration statement and its exhibits for more information.

     The SEC allows EchoCath to "incorporate by reference" into this prospectus the information it files with the SEC. This means that EchoCath can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. If EchoCath subsequently files updating or superseding information in a document that is incorporated by reference into this prospectus, the subsequent information will also become part of this prospectus and will supersede the earlier information.

     EchoCath is incorporating by reference the following documents that it has filed with the SEC:

     o our Annual Report on Form 10-KSB for the fiscal year ended August 31, 1999;

     o our Quarterly Report on Form 10-QSB for the quarter ended November 30, 1999; and

     o the description of our Class A Common Stock contained in our registration statement on Form S-B/2 declared effective by the SEC under Section 12 of the Exchange Act on January 17, 1996 and subsequent amendments and reports filed to update such description.

     EchoCath is also incorporating by reference into this prospectus all of its future filings with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering has been completed.

     We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the information incorporated herein by reference. Exhibits to any of such documents, however, will not be provided unless such exhibits are specifically incorporated by reference into such documents. The request should be made to:

                   David Vilkomerson, Executive Vice President
                                 EchoCath, Inc.
                                  P.O. Box 7224
                           Princeton, New Jersey 08543
                            Telephone: (609) 987-8400

     You should rely only on the information provided in this prospectus or incorporated by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the first page of the prospectus. EchoCath is not making this offer of securities in any state or country in which the offer or sale is not permitted.

                                 USE OF PROCEEDS

     All net proceeds from the sale of the Shares will go to the shareholders who offer and sell them. We will not receive any proceeds from the sale of shares by the selling shareholders.

                              SELLING SHAREHOLDERS

     On October 29, 1999, we completed a private placement offering of convertible promissory notes and warrants to certain accredited investors. The offering resulted in gross cash proceeds of $2,000,000 and an additional $525,000 in the form of cancellation of indebtedness. The notes and warrants were offered in the form of units, each unit consisting of a 6.5% convertible three-year promissory note in the principal amount of $25,000 and a three-year warrant to purchase 33,333 shares of Class A Common Stock at $0.75 per share. The principal and accrued interest on certain of the notes (in the aggregate, $750,000) are convertible into shares of Class A Common Stock at any time beginning 90 days after October 29, 1999 at the lesser of $0.75 per share or the market price, but not less than $0.25 per share at the option of the holder or, beginning on May 15, 2000, by us at the lesser of $0.75 per share or the market price, but not less than $0.25 per share. The principal and accrued interest on an additional $525,000 of the notes are convertible into shares of Class A Common Stock at any time beginning 90 days after October 29, 1999 at the lesser of $0.75 per share or the market price, but not less than $0.25 per share at the option of the holder or, beginning on October 30, 2000, by us at the lesser of $0.75 per share or the market price, but not less than $0.25 per share. The principal and accrued interest on the remainder of the notes (in the aggregate, $1,250,000) are convertible into shares of Class A Common Stock at $0.75 per share at any time beginning 90 days after October 29, 1999 at the option of the holder or, beginning on October 30, 2000, by us at the lesser of $0.75 per share or the market price, but not less than $0.25 per share.

     As a condition to the private placement offering, holders of a minimum of 900,000 shares of our Class B Common Stock were required to convert their shares into Class A Common Stock at a ratio of 1 to 1. Additionally, each Class B Common shareholder converting their shares received a five-year warrant to purchase shares of Class A Common Stock for an equal number of shares, exercisable at $0.75 per share. A total of 1,172,018 warrants were issued. As of November 30, 1999, all shares of Class B Common Stock have been converted into Class A Common Stock.

     Investment Partners Group, Inc. ("IPI") and Weatherly Securities Corp. ("Weatherly") acted as placement agents for the offering and received cash compensation of $200,000 and 5-year warrants to purchase up to 400,000 shares of Class A Common Stock at $0.75 per share. IPI purchased a convertible note for cancellation of $525,000 of indebtedness owed to it by us and received 48,426 shares of Class A Common Stock as interest on that indebtedness. If the Selling Shareholders (including IPI and Weatherly) choose to exercise their warrants and conversion rights in full with respect to the entire amount of the warrants and convertible notes, they may acquire and resell with this prospectus up to 12,145,151 shares of Class A Common Stock.

     At our next Annual Meeting of Shareholders, we intend to request that our shareholders approve an amendment to our certificate of incorporation to increase the number of our authorized shares of Class A Common Stock. Assuming approval of such amendment, we intend to register up to an additional 3,333,333 shares of our Class A Common Stock issuable upon conversion of the securities issued in connection with the private placement offering.

         The following table sets forth, as of January 24, 2000, certain information with respect to the Selling Shareholders.



                                                 Beneficial          Number         Beneficial
                                                Ownership of           of          Ownership of
                                                  Selling            Shares           Shares
            Name of                          Shareholders Prior      Offered           After
         Selling Shareholders                  to Offering(1)        Hereby(2)     Offering(1)(2)
----------------------------------------     --------------------   ----------    -------------------
                                              Number   Percent(%)                 Number   Percent(%)
                                             -------   ----------                 ------   ----------
Frank J. Abella, Jr.(5) ..................    53,333      1.5         53,333        --       --
Kamrooz Abir(3) ..........................     7,876       *           3,938       3,938      *
Gus Allen(4) .............................    66,666      1.9         66,666        --       --
James L. Bosworth(5) .....................   133,333      3.6        133,333        --       --
Bradley Resources(3) .....................   191,620      5.3         95,810      95,810     2.6
A. Bruce Breckenridge(3)(5) ..............   143,179      3.9        138,256       4,923      *
Harrel R. Breeze(5) ......................    66,666      1.9         66,666        --       --
Dorothy Brennan(5) .......................    80,000      2.2         80,000        --       --
Cathtech Corp.(3)(6) .....................   623,906     16.3        311,953     311,953     8.1
Lawrence J. Colorito, Jr.(5) .............   133,333      3.6        133,333        --       --
Jack Davis, Jr.(5) .......................    80,000      2.2         80,000        --       --
Fairview Development Fund(5) ............. 1,333,330     27.4      1,333,330        --       --
Fairview Maintenance & Preservation Fund..   879,998     20.0        879,998        --       --
Frank DeBernardis(3)(7) ..................   550,684     13.6         40,342     510,342    12.6
F. Andrew DeBernardis Trust(3)(8) ........    10,006       *           5,003       5,003      *
Jennifer DeBernardis Trust(3)(8) .........    10,006       *           5,003       5,003      *
James de Peyster, as trustee of the
  Todd trusts(5) .........................   266,666      7.0        266,666        --       --
Anthony Dimun(3)(9) ......................   158,732      4.3          4,366     154,366     4.2
Robert Giggey(3) .........................    49,408      1.4         24,704      24,704      *
Paul F. Glenn, as trustee of the
  Paul F. Glenn Revocable Trust(3) .......    53,334      1.5         26,667      26,667      *
Roy K. Golden(5) .........................   266,666      7.0        266,666        --       --
Guidant Corporation(3) ...................   190,800      5.3         95,400      95,400     2.6
Herbert B. Hirsch(5) .....................   266,666      7.0        266,666        --       --
Carlynne L. Holmes(5) ....................   266,666      7.0        266,666        --       --
Investment Partners Group, Inc.(10) ......   248,426      6.6        248,426        --       --
George Karfunkel(3) ......................    61,760      1.7         30,880      30,880      *
Kevin James Koons(5) .....................   266,666      7.0        266,666        --       --
William G. Kuhns(4) ......................    66,666      1.9         66,666        --       --
George T. Kupfrian, Jr.(5) ...............    66,666      1.9         66,666        --       --
Hope Lee(5) ..............................    53,333      1.5         53,333        --       --
Marilyn Moskowitz(3)(11) .................   115,020      3.2         57,510      57,510     1.6
Murray Nelson(3) .........................    20,210       *          10,105      10,105      *
Joseph J. Prischak(4)(12) ................ 3,066,651     46.5      3,066,651        --       --
Byron Rosenstein(5) ......................   266,666      7.0        266,666        --       --
Irwin Rosenthal(3)(13) ...................   332,958      8.8         74,812     258,146     6.8
Cajetan Salemi(5) ........................    53,333      1.5         53,333        --       --
Linda Slater (JLM Industries)(5) ......... 1,333,330     27.4      1,333,330        --       --
David Stack(5) ...........................   346,666      9.0        346,666        --       --
Merrill Staton(5) ........................   133,333      3.6        133,333        --       --



                                                 Beneficial          Number         Beneficial
                                                Ownership of           of          Ownership of
                                                  Selling            Shares           Shares
            Name of                          Shareholders Prior      Offered           After
         Selling Shareholders                  to Offering(1)        Hereby(2)     Offering(1)(2)
----------------------------------------     --------------------   ----------    -------------------
                                              Number   Percent(%)                 Number   Percent(%)
                                             -------   ----------                 ------   ----------
Eric Turinsky(5) .........................   186,666      5.0        186,666        --       --
Ultramed Inc.(3)(14) .....................   468,906     12.5        234,453     234,453     6.2
David Vilkomerson(3)(15) .................   512,492     12.7          6,542     505,950    12.6
Terence Wall(3)(17) ......................   329,214      8.9        139,607     139,607     3.8
Weatherly Securities Corp.(10) ...........   200,000      5.4        200,000        --       --
John D. Winter(4) ........................   133,333      3.6        133,333        --       --
John A. Wood, M.D.(5) ....................   133,333      3.6        133,333        --       --

----------
*Less than one percent

(1) Applicable percentage of ownership is based on 3,524,036 shares of Class A Common Stock outstanding, plus any Class A Common Stock equivalents held by such holders.

(2) Assumes that all Shares are sold pursuant to this offering and that no other shares of Class A Common Stock are acquired or disposed of by the Selling Shareholders prior to the termination of this offering. Because the Selling Shareholders may sell all, some or none of their Shares or may acquire or dispose of other shares of Class A Common Stock, no reliable estimate can be made of the aggregate number of Shares that will be sold pursuant to this offering or the number or percentage of shares of Class A Common Stock that each Selling Shareholder will own upon completion of this offering. Does not include shares of Class A Common Stock payable to such shareholders for accrued interest.

(3) Includes shares of Class A Common Stock issuable upon exercise of warrants received by such shareholder upon conversion of such shareholder's shares of Class B Common Stock.

(4) Includes shares of Class A Common Stock issuable upon the conversion of notes and the exercise of warrants received by such shareholder in the private placement offering. Such shareholders have the option to convert their respective notes into shares of Class A Common Stock at $0.75 per share at any time prior to the maturity date. Beginning on May 15, 2000, we have the option to convert such notes into shares of Class A Common Stock at the lesser of $0.75 per share or the market price, but not less than $0.25 per share, at any time prior to the maturity date.

(5) Includes shares of Class A Common Stock issuable upon the conversion of notes and the exercise of warrants received by such shareholder in the private placement offering. Such shareholders have the option to convert their respective notes into shares of Class A Common Stock at the lesser of $0.75 per share or the market price, but not less than $0.25 per share, at any time prior to the maturity date.

(6) Cathtech is the beneficial owner of approximately 9% of our Class A Common Stock and is the beneficial owner of approximately 13% of Ultramed, a holder of more than 5% of our Class A Common Stock.

(7) Mr. DeBernardis is the President, Chief Executive Officer and a director of our company. Includes options to purchase 470,000 shares of our Class A Common Stock. Excludes 10,006 shares of our Class A Common Stock held in trust for the benefit of Mr. DeBernardis' children, as to which Mr. DeBernardis disclaims beneficial ownership.

(8) Such shares are held in trust for such shareholder, a child of Mr. DeBernardis.

(9) Mr. Dimun is a director of our company. Mr. Dimun is also an officer and director of Cathtech. Includes options to purchase 150,000 shares of our Class A Common Stock. Excludes 311,953 shares of our Class A Common Stock and warrants to purchase 311,953 shares of our Class A Common Stock held by Cathtech, as to which Mr. Dimun disclaims beneficial ownership.

(10) Includes warrants to purchase 200,000 shares of our Class A Common Stock issued as partial compensation for placement agent services provided in connection with the private placement offering. Also includes 48,426 shares of our Class A Common Stock issued as interest payable on prior indebtedness owed to such shareholder by us.

(11) Such shareholder is the wife of a former director of our company, Herb Moskowitz.

(12) Mr. Prischak is a director of our company.

(13) Mr. Rosenthal is the Secretary and a director of our company. Includes options to purchase 150,000 shares of our Class A Common stock and warrants to purchase 50,636 shares of our Class A Common Stock. Includes 17,302 shares of Class A Common Stock and warrants to purchase 17,302 shares of our Class A Common Stock, which have been pledged to Israel Discount Bank as collateral for loans made to Mr. Rosenthal.

(14) Dr. Vilkomerson is the founder and is an officer and director of such shareholder. In addition, Dr. Vilkomerson owns approximately 18% of the capital stock of such shareholder.

(15) Dr. Vilkomerson is the Executive Vice President, Vice President Research and Development, Assistant Secretary and a director of our company. Includes options to purchase 490,000 shares of our Class A Common Stock. Excludes 234,453 shares of our Class A Common Stock and warrants to purchase 234,453 shares of our Class A Common Stock held by Ultramed, as to which Dr. Vilkomerson disclaims beneficial ownership.

(16) Mr. Wall is a former director of our company and is currently an officer and director of Cathtech. Excludes 311,953 shares of our Class A Common Stock and warrants to purchase 311,953 shares of our Class A Common Stock held by Cathtech, as to which Mr. Wall disclaims beneficial ownership.

                              PLAN OF DISTRIBUTION


     EchoCath is registering the shares on behalf of the Selling Shareholders. References in this section to Selling Shareholders also include any pledgees, donees, transferees or other successors in interest. The Selling Shareholders have not advised us of any specific plan for distribution of the Shares offered hereby The Selling Shareholders may offer their Shares at various times in one or more of the following transactions:

     o in transactions, which may involve block transactions, on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale;

     o  in the over-the-counter market;

     o in private transactions other than in the over-the-counter market or on an exchange;

     o  in connection with short sales of shares;

     o  by pledge to secure debts and other obligations;

     o in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

     o  in a combination of any of the above transactions.

     The Selling Shareholders may sell their shares at market prices at the time of sale, at prices related to market prices, at negotiated prices or at fixed prices.

     The Selling Shareholders may use broker-dealers to sell their shares. If this happens, broker-dealers will either receive discounts or commissions from the Selling Shareholders, or they will receive commissions from purchasers of shares for whom they acted as agents. The Selling Shareholders, any brokers, dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales, and any profits realized or commissions received may be deemed underwriting compensation.

     The Selling Shareholders may also enter into hedging transactions with broker-dealers or other financial institutions. In connection with these transactions, broker-dealers or other financial institutions may engage in short sales of our Class A Common Stock in the course of hedging the positions they assume with selling shareholders. The Selling Shareholders may also enter into
options  or  other   transactions   with   broker-dealers   or  other  financial
institutions which require the delivery, to that broker-dealer or other financial institution, the shares offered under this prospectus. The shares that broker-dealer or other financial institution receives in those types of transactions may be resold under this prospectus.

     Selling Shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that Rule.

     To comply with the securities law in some jurisdictions, the Shares will be offered or sold in particular jurisdictions only through registered or licensed brokers or dealers. In addition, in some jurisdictions the shares may not be offered or sold unless they have been registered or qualified for sale in that jurisdictions or an exemption from registration or qualification is available and is complied with.

     To comply with rules and regulations under the Exchange Act, persons engaged in a distribution of the Shares may be limited in their ability to engage in market activities with respect to such Shares. In addition and without limiting the foregoing, each Selling Shareholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the Shares by the Selling Shareholders. All of these things may affect the marketability of the Shares.

     All expenses of the registration of the shares will be paid by EchoCath, including, without limitation, SEC filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that the Selling Shareholders will pay all underwriting discounts and selling commissions, if any. Subject to some limitations, the Selling Shareholders will be indemnified by EchoCath against civil liabilities, including liabilities under the Securities Act, or will be entitled to contribution in connection therewith. Subject to some limitations, EchoCath will be indemnified by the Selling Shareholders against civil liabilities, including liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

                                  LEGAL MATTERS

     The validity of the shares of Class A Common Stock will be passed upon for the Company by Buchanan Ingersoll Professional Corporation, 650 College Road East, Princeton, New Jersey.

                                     EXPERTS

     The financial statements of our company as of August 31, 1999 and 1998, and for each of the years in the two-year period ended August 31, 1999, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of KPMG LLP as experts in accounting and auditing.

     The report of KPMG LLP covering the August 31, 1999 financial statements contains an explanatory paragraph that states that our recurring losses from operations, our net capital deficiency and negative working capital raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 14A:3-5 of the New Jersey Business Corporation Act permits each New Jersey business corporation to indemnify its directors, officers, employees and agents against expenses and liabilities in connection with:

     o any proceeding involving such persons by reason of his or her serving or having served in such capacities; or

     o each such person's acts taken in such capacity if such actions were taken in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation.

     With respect to any criminal proceeding, indemnity is permitted if such person had no reasonable cause to believe his or her conduct was unlawful, provided that any such proceeding is not by or in the right of the corporation.

     Section 14A:2-7(3) of the New Jersey Business Corporation Act enables a corporation in its certificate of incorporation to limit the liability of directors and officers of the corporation to the corporation or its shareholders. Specifically, the certificate of incorporation may provide that directors and officers of the corporation will not be personally liable for money damages for breach of a duty as a director or an officer, except for liability for:

     o any breach of the director's or officer's duty of loyalty to the corporation or its shareholders;

     o acts or omissions not in good faith or which involve a knowing violation of law; or

     o as to directors only, under Section 14A:6-12(1) of the New Jersey Business Corporation Act, which relates to unlawful declarations of dividends or other distributions of assets to shareholders or the unlawful purchase of shares of the corporation; or

     o  any   transaction  from  which   the  director  or  officer  derived  an
        improper personal benefit.

     Our certificate of incorporation limits the liability of our directors and officers as authorized by Section 14A:2-7(3). In addition, we have executed indemnification agreements with each of our directors and executive officers. Such agreements require us to indemnify such parties to the full extent permitted by law, subject to certain exceptions, if such party becomes subject to an action because such party is a director, officer, employee, agent or fiduciary.

     We have liability insurance for the benefit of our directors and officers. The insurance covers claims against such persons due to any breach of duty, neglect, error, misstatement, misleading statement, omission or act done. The insurance covers such claims, except as prohibited by law, or otherwise excluded by such insurance policy.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of EchoCath pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.